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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)

                              FRANK E. BEST, INC.
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                                (Name of Issuer)

                          Common Stock Par Value $1.00
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                         (Title of Class of Securities)

                                   086522109
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                                 (CUSIP Number)

Russell C. Best, c/o Frank E. Best, Inc., P.O. Box 50444, Indianapolis, IN 46250
                                 (317) 849-2250
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                                     ----
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                                August 25, 1997
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), checking the following box
_____.

     Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities

Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      (Continued on following page(s))

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                                 SCHEDULE 13D


CUSIP NO.   086522109                            PAGE  2    OF  9     PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSONS

    Russell C. Best -- Social Security Number ###-##-####
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /
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3      SEC USE ONLY

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4      SOURCE OF FUNDS*
    BK

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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

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6      CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            169,970
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             None
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        169,970
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

- --------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       169,970
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*
       Not applicable
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       56.2%
- --------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN
       IN
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                       2 OF 9


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                                 SCHEDULE 13D


CUSIP NO.   086522109                            PAGE  3    OF  9     PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Walter E. Best Company, Inc. -- EIN 35-1842918
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /
       Not applicable
- --------------------------------------------------------------------------------
3      SEC USE ONLY
- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
- --------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

       Not applicable
- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
    Indiana
- --------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             None
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER


                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

- --------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- --------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

- --------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

- --------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN
       CO

- --------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                       3 OF 9



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ITEM 1.     SECURITY AND ISSUER.


     This Schedule relates to the class of common stock, par value $1.00 per share, of Frank E. Best, Inc. (the "FEBI Shares"). The address of the principal executive offices of Frank E. Best, Inc. ("FEBI") is: P.O. Box 50444, Indianapolis, Indiana 46250.

ITEM 2. IDENTITY AND BACKGROUND.

     The two persons jointly filing this amended statement pursuant to Reg.
Section 240.13d-1(f)(1) are Russell C. Best and Walter E. Best Company, Inc.


     A.    INFORMATION RESPECTING RUSSELL C. BEST.

           1.    The person filing this statement is Russell C. Best ("Best").

           2.    His business address is P.O. Box 50444, Indianapolis, Indiana
                 46250.

           3.    Best is Chief Executive Officer of Best Lock
                 Corporation, a corporation incorporated under the laws of Delaware ("BLC"). Best Lock Corporation's address is P.O. Box 50444, Indianapolis, Indiana 46250 and its principal business is the manufacture and sale of master keyed locking systems.

           4. During the last five years, Best has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

           5. During the last five years, Best was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been, and is not now subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           6. Best is a citizen of the United States of America.

     B.    INFORMATION RESPECTING WALTER E. BEST COMPANY, INC.

           1.    The person filing this statement is Walter E.
                 Best Company, Inc. ("WEBCO").

           2. WEBCO is incorporated under the laws of the State of Indiana. WEBCO is a holding company in the business of owning assets for investment purposes. The address of each of WEBCO's principal business and principal office is P.O. Box 50444, Indianapolis, Indiana 46250.

           3. During the last five years, WEBCO has not been convicted in a criminal proceeding of any type. Similarly, during the last five years, WEBCO was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been, and is not now subject to any


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                 judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     C.    INFORMATION RESPECTING EXECUTIVE OFFICERS AND DIRECTORS OF
           WEBCO.

           1. RUSSELL C. BEST. Russell C. Best is President and a director of WEBCO. For additional information regarding Russell C. Best, see Item 2.A., above.

           2. MARIEA L. BEST. Mariea L. Best is vice president and a director of WEBCO. Her business address is: c/o Walter
                 E. Best Company, Inc., P.O. Box 50444, Indianapolis, Indiana 46250. She is a homemaker. During the last five years, Mariea L. Best has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
                 During the last five years, she has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been, and is not now subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. She is a citizen of the United States of America.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On August 25, 1997, WEBCO purchased 23,000 FEBI shares for a total consideration of $1,233,030.00. The source of the funds used in making these purchases were borrowings from Huntington National Bank, Indianapolis, Indiana.

ITEM 4. PURPOSE OF TRANSACTION.

     BCO, and BLC were general partners of Best Lock Partnership, an Indiana general partnership ("BLP"), which owned 204,053 shares of FEBI. The partners dissolved the partnership on August 25, 1997 and distributed the FEBI Shares in accordance with the partnership agreement. Subsequently, WEBCO purchased the 23,000 shares of FEBI from BLC to reduce BLC's ownership of FEBI.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     A.  INTEREST OF BEST

           1. Best beneficially owns 169,970 FEBI Shares. He actually owns 115,809 shares in his own name. His wife, Mariea L. Best, owns 1 FEBI Share. By virtue of his ownership of the 1,000 voting common shares of WEBCO (100% of the outstanding voting shares), he beneficially owns an additional 54,161 FEBI Shares which are actually owned by WEBCO. Best also owns 465 non-voting shares of WEBCO The aggregate percentage of the


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                 FEBI Shares issued and outstanding which Best beneficially owns is approximately 56.2%.

           2. The number of FEBI Shares as to which Best has the sole power to vote or to direct the vote is 169,970. The number of FEBI Shares as to which Best has a shared power to vote or to direct the vote is zero. The number of FEBI Shares as to which Best has the sole power to dispose is 169,970.
                 The number of FEBI Shares as to which Best has a shared power to dispose is zero.

           3. Except for the distribution of FEBI Shares in connection with its dissolution of BLP, Best has not been a party to any transaction involving FEBI Shares that was effected during the past sixty days.

           4.    Except for Mariea L. Best as respects the 1 FEBI
                 Share which she actually owns, no other person is known to have the right to receive the power to direct the receipt of dividends from, or the proceeds from the sale of, the FEBI Shares which Best beneficially owns.

     B.    INTEREST OF WEBCO.

           1.    WEBCO beneficially owns 54,161 FEBI Shares.
                 WEBCO has direct ownership of all such FEBI shares. The aggregate percentage of the FEBI Shares issued and outstanding which WEBCO owns is approximately 17.9%.

           2. The number of FEBI Shares as to which WEBCO has the sole power to vote or to direct the vote is 54,161. The number of FEBI Shares as to which WEBCO has a shared power to vote or to direct the vote is zero. The number of FEBI Shares as to which WEBCO has the sole power to dispose is 54,161. The number of FEBI Shares as to which WEBCO has a shared power to dispose is zero.

           3. Except for the distribution of FEBI Shares in connection with its dissolution of BLP, WEBCO has not been a party to any transaction involving FEBI Shares that was effected during the past sixty days.

           4. No person is known to have the right to directly receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the FEBI Shares which WEBCO beneficially owns other than Mariea L. Best and Best, as custodian for Alexander Best (his son), under the Indiana U/T/M/A, who own, respectively, 58 and 78 non-voting shares of WEBCO. As the holder of all of the voting common shares of WEBCO, however, Russell C. Best has powers consistent with being the controlling shareholder of WEBCO.

     C.    INTEREST OF EXECUTIVE OFFICERS AND DIRECTORS OF WEBCO.

           1.    RUSSELL C. BEST, PRESIDENT AND DIRECTOR.  See
                 Item 5, Section A above.

           2.    MARIEA L. BEST, VICE PRESIDENT AND DIRECTOR.

                 a.    Mariea L. Best beneficially owns 1
                       FEBI Share, which is owned in her own name. The aggregate percentage of the FEBI Shares issued and outstanding which Mariea L. Best owns is approximately 0.0%.

                 b.    The number of FEBI Shares as to which
                       Mariea L. Best has the sole power to vote or to direct the vote is 1. The number of FEBI Shares as to which Mariea L. Best has a shared power to vote or to direct the vote is zero. The number of FEBI Shares as to which Mariea L. Best has the sole power to dispose is 1. The number of FEBI Shares as to which Mariea L. Best has a shared power to dispose is zero.

                 c.    Mariea L. Best has not been a party
                       to any transaction involving FEBI Shares that was effected during the past sixty days.

                 d.    No other person is known to have the
                       right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the FEBI Shares which Mariea L. Best beneficially owns.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     To the best knowledge of the parties filing this Schedule, none of Best, WEBCO or any Executive Officer or Director of WEBCO is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to FEBI Shares which either Best or WEBCO beneficially owns, except for the following:

     113,311 of the FEBI Shares which Best owns directly are pledged as security for a loan obtained by Best from BLC on May 18, 1994. A copy of the Loan Agreement with respect to such loan was filed as an Exhibit to an amended
Schedule 13D filed by Best on May 31, 1994.

     Best has personally guaranteed the repayment of the funds borrowed by WEBCO to purchase the FEBI Shares. In addition, all of Best's shares of WEBCO and all of WEBCO's shares of FEBI are pledged as security for a loan obtained by WEBCO from Huntington National Bank ("Huntington") on August 25, 1997. A copy of the promissory note, the guaranty and both stock pledge agreements are being filed as Exhibits hereto.


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ITEM 7.MATERIAL TO BE FILED AS EXHIBITS.

          The following items are filed herewith and incorporated herein:


  99.1. A copy of the written agreement of Best and WEBCO relating to their joint filing of this statement as required by Reg. Section 240.13d-1(f);
  99.2.    Promissory Note dated August 25, 1997 by WEBCO in favor of
           Huntington;
  99.3.    Continuing Guaranty dated August 25, 1997 by Best in favor of
           Huntington;
  99.4. Stock Pledge Agreement dated August 25, 1997 by Best in favor of Huntington; and
  99.5. Stock Pledge Agreement dated August 25, 1997 by WEBCO in favor of Huntington;



SIGNATURES.


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:          September 4, 1997              Date:      September 4, 1997
     _________________________________             ____________________________



     /s/ Russel C. Best                       WALTER E. BEST COMPANY, INC.
_______________________________________
Russell C. Best


                                              By:        /s/ Russell C. Best
                                                  _____________________________
                                                   Russell C. Best, President



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